UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________



                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004



                        COMMISSION FILE NUMBER: 000-16079



                       AIR METHODS CORPORATION 401(K) PLAN
                              (Full title of plan)



                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan as of and for the years ended December 31, 2004 and 2003, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firms, are provided beginning on page 1 attached hereto.


                                     EXHIBIT

23.1 Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.

23.2 Consent of Grant Thornton LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                       AIR METHODS CORPORATION 401(K) PLAN
                                 (Name of Plan)


Dated:  June 28, 2005                    By:  /s/ Sharon M. Northern
                                              ----------------------
                                              Sharon M. Northern
                                              Human Resources Manager
                                              Air Methods Corporation
                                              Plan Administrator

                       AIR METHODS CORPORATION 401(K) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2004 and 2003

    (With Reports of Independent Registered Public Accounting Firms Thereon)

                       AIR METHODS CORPORATION 401(K) PLAN


                                TABLE OF CONTENTS


                                                                          Page

Reports of Independent Registered Public Accounting Firms                    1

Statements of Net Assets Available for Benefits
    December 31, 2004 and 2003                                               3

Statements of Changes in Net Assets Available for Benefits
    Years Ended December 31, 2004 and 2003                                   4

Notes to Financial Statements                                                5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    December 31, 2004                                                        9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Committee, and Participants
Air Methods Corporation 401(k) Plan
Englewood, CO

We have audited the accompanying statements of net assets available for benefits of the Air Methods Corporation 401(k) Plan (the "Plan") as of December 31, 2004, and the statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principals generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Air Methods Corporation 401(k) Plan as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                Ehrhardt Keefe Steiner & Hottman
May 27, 2005
Denver, Colorado

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee

Air Methods Corporation


We have audited the accompanying statement of net assets available for participant benefits of Air Methods Corporation 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for participant benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2003, and the changes in net assets available for participant benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/Grant Thornton LLP


Denver, Colorado

June 21, 2004

                       AIR METHODS CORPORATION 401(K) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003


                                                           2004         2003
                                                        ===========  ==========

Investments, at contract value:
    Guaranteed interest account                         $ 2,443,665   1,772,468
Investments, at fair value
    Mutual Fund                                          21,914,002  16,136,866
    Money Market Funds                                    1,134,302   1,073,085
    Company Stock                                         1,050,103   1,282,918
    Loans to participants                                   892,514     706,530
                                                        -----------  ----------
                Total Investments                       $27,434,586  20,971,867
                                                        -----------  ----------


Receivables:
    Employer contributions receivable                   $    79,639           -
    Employee contributions receivable                        98,323           -
    Other receivables                                        33,382           -
                                                        -----------  ----------

                Total Receivables                           211,344           -
                                                        -----------  ----------

                Net Assets available for benefits       $27,645,930  20,971,867
                                                        ===========  ==========

See accompanying notes to financial statements.

                          AIR METHODS CORPORATION 401(K) PLAN

               Statements of Changes in Net Assets Available for Benefits

                         Years ended December 31, 2004 and 2003


                                                                       2004         2003
                                                                   ============  ===========
Additions to net assets attributed to:
    Contributions:
      Employer                                                     $ 2,021,294    1,740,173
      Participants                                                   2,999,140    2,538,452
      Rollover                                                         336,314      195,816
                                                                   ------------  -----------
                                                                     5,356,748    4,474,441
                                                                   ------------  -----------
    Investment income:
      Net realized and unrealized appreciation
        of investments (note 3)                                      2,150,298    3,442,973
      Interest and dividends                                           263,340      217,669
                                                                   ------------  -----------
                Net investment income                                2,413,638    3,660,642
                                                                   ------------  -----------
                Total additions                                      7,770,386    8,135,083
                                                                   ------------  -----------
Deductions from net assets attributed to:
    Distributions to participants including, administrative
      expenses and other                                            (1,096,323)  (1,372,591)
                                                                   ------------  -----------

                Net increase in net assets available
                    for benefits                                     6,674,063    6,762,492
                                                                   ------------  -----------
Net assets available for benefits:
    Beginning of year                                               20,971,867   14,209,375
                                                                   ------------  -----------
    End of year                                                    $27,645,930   20,971,867
                                                                   ============  ===========

See accompanying notes to financial statements

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Wells Fargo Trust Operations (Wells Fargo), the trustee of the Plan. Investments in equity and mutual funds are stated at fair values based upon quoted market prices of securities underlying the funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

          The guaranteed interest account (Stable Return Fund) is a common collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts. The Stable Return Fund is reported at contract value, which approximates fair market value. The crediting interest rates are fixed for the life of the underlying investments or change quarterly. The average yields for the years ended December 31, 2004 and 2003 were approximately 3.68% and 4.52%, respectively. The crediting interest rates as of December 31, 2004 and 2003 ranged from 1.66% - 6.74% and 3.56% - 7.70%, respectively.

     (c)  LOANS TO PARTICIPANTS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account. Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding were 5% to 10.50% and 5.25% to 10.50% at December 31, 2004 and 2003, respectively. Maturity dates range from January 2005 to September 2015 at December 31, 2004.


                                       5                             (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(2)  PLAN DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed 1 hour of service and are over the age of 18 are eligible to participate in the Plan.

          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          During 2004 and 2003, the Employer made discretionary matching contributions equal to 60% of the first 6% of compensation (the Employer matching contribution) contributed by the employee. During the years ended December 31, 2004 and 2003, the Employer also made discretionary profit-sharing contributions of 2% of compensation.

          Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($13,000 in 2004 and $12,000 in 2003). The contributions are invested at the direction of the participant in a variety of investment options, as described in note 3.

     (c)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and allocations of a) the Employer's discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship, or termination of employment. Distributions are made in a lump-sum cash payment.


                                       6                             (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2004 or 2003.

     (e)  VESTING

          Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

                                             NONFORFEITABLE
                                   YEARS OF      VESTED
                                   SERVICE     PERCENTAGE
                                   --------  ---------------

                                      1               33.33%
                                      2               66.67%
                                      3              100.00%

          At December 31, 2004 and 2003, forfeited nonvested accounts totaled $93,987 and $72,527, respectively. These accounts will be used to reduce future Employer contributions. During 2004 and 2003 Employer contributions were reduced by $0 and $499, respectively, from forfeited nonvested accounts.

(3)  INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets available for participant benefits at December 31:

                                                           FAIR VALUE
                                                     ---------------------
                                                        2004        2003
                                                     ----------  ---------
     Janus Mercury Fund                              $2,044,092  1,779,208

     Wells Fargo Large Company Growth Fund            1,661,656  1,614,151

     American Century Income & Growth Fund            1,809,576  1,306,371

     American Century Small Cap Value Fund            2,234,963  1,187,621

     Dreyfus Intermediate Term Income Fund            2,026,644  1,861,632

     Wells Fargo Cash Investment Money Market Funds           *  1,073,085

     Lord Abbett Mid Cap Value Fund                   2,015,721          *

     Wells Fargo Stable Return Fund                   2,443,665  1,772,468

     Air Methods Corporation Common Stock                     *  1,282,918


                                       7                             (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

     Janus Enterprise Fund                            1,386,137  1,223,595



     *Investment  not  in  excess  of  5%  of  Plan  assets  at respective date.

     Net appreciation (depreciation) in fair value for the years ended December 31, including realized and unrealized gains and losses, was as follows:


                                                                   2004       2003
                                                                ----------  ---------

     Mutual funds                                               $1,954,340  3,045,700

     Air Methods Corporation Common Stock                          195,958    397,273
                                                                ----------  ---------

                                                                $2,150,298  3,442,973
                                                                ==========  =========


(4)  FEDERAL INCOME TAXES

     The Plan has received a determination letter dated August 30, 2001 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  RISKS AND UNCERTAINTIES

     Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of money market funds, mutual funds and a common/collective trust managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA. In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.


                                       8                             (Continued)

                                                                                                                      SCHEDULE  H

                                               AIR METHODS CORPORATION 401(K) PLAN

                                   Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                                        December 31, 2004

                                            Employer Identification Number: 84-0915893
                                                         Plan Number: 001


       (a)                       (b)                                            (c)                               (e)
       ---          IDENTITY OF ISSUER, BORROWER,
                    -----------------------------
PARTY-IN-INTEREST   LESSOR, OR SIMILAR PARTY                         DESCRIPTION OF INVESTMENT              CURRENT VALUE
------------------  ------------------------                         -------------------------              -------------
                    Janus Mercury Fund                                             Mutual Fund              $     2,044,092
                    Janus Enterprise Fund                                          Mutual Fund                    1,386,137
                    Lord Abbett Mid Cap Value Fund                                 Mutual Fund                    2,015,721
                    Fidelity Advisor Mid Cap Fund                                  Mutual Fund                      634,284
                    AIM Small Cap Growh Fund                                       Mutual Fund                       68,879
        *           Wells Fargo Index Fund                                         Mutual Fund                      977,692
        *           Wells Fargo Large Company Growth Fund                          Mutual Fund                    1,661,656
        *           Wells Fargo Small Cap Growth Fund                              Mutual Fund                      928,352
        *           Wells Fargo Outlook 2030 Fund                                  Mutual Fund                    1,142,470
        *           Wells Fargo Outlook 2040 Fund                                  Mutual Fund                    1,091,049
                    MFS Capital Opportunities Fund                                 Mutual Fund                      958,072
                    American Century Income & Growth Fund                          Mutual Fund                    1,809,576
                    American Century Small Cap Value Fund                          Mutual Fund                    2,234,963
                    Van Kampen Comstock                                            Mutual Fund                      501,128
        *           Wells Fargo Outlook 2010 Fund                                  Mutual Fund                      238,642
        *           Wells Fargo Outlook 2020 Fund                                  Mutual Fund                      969,070
                    Dreyfus Intermediate Term Income Fund                          Mutual Fund                    2,026,644
                    Fidelity Advisor Diversified International Fund                Mutual Fund                      326,515
                    Janus Adviser International Fund Mutual Fund                   Mutual Fund                      899,060
        *           Wells Fargo Cash Investment Money Market Funds                 Mutual Fund                    1,134,302

        *           Wells Fargo Stable Return Fund                                 Common Collective Trust        2,443,665

        *           Air Methods Corporation common stock                           Company Stock                  1,050,103

        *           Participant loans (interest rates ranging from 5.0 % to 10.50%), maturity
                    dates 1/14/05 to 9/11/15, secured by participant account balances                               892,514
                                                                                                            ---------------

                                                                                                            $    27,434,586
                                                                                                            ===============

* Represents a party-in-interest.

See accompanying independent auditors' report.


                                        9